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February 3, 2006


Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

         Re:      Land O'Lakes, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 30, 2005 File No. 333-84486

Dear Ms. Sifford:

On behalf of Land O'Lakes, Inc. (the "Company"), I am writing in response to the comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated January 26, 2006 (the "Comment Letter") with respect to the Company's annual report on Form 10-K for the year ended December 31, 2004 (File No. 333-84486) ("Form 10-K").

For the convenience of the Staff's review, we have set forth the comments contained in the Staff's Comment Letter above each of the Company's corresponding responses.

STAFF COMMENT:

1. We have reviewed your response to comment 2 of our letter dated November 30, 2005 and understand you have accounted for the option to purchase the remaining 42.5% of MoArk, LLC under EITF 00-04. Tell us if the put and call options were issued as a single free standing instrument, as separate free standing instruments, or embedded in the shares (minority interest). Based on the form of issuance, reconcile your accounting treatment at present value with that discussed in paragraph 16 of EITF 00-04 and the provisions of EITF 00-06, if applicable. In your response, please confirm that these instruments meet the scope requirements for application of EITF 00-04 verses EITF 00-06.

MANAGEMENT RESPONSE:

The put and call options were established pursuant to MoArk's joint venture agreement with the Company and the other minority interest member. The options are part and parcel of each member's ownership interest in the joint venture, have no independent economic value and cannot be separated from that member's rights and obligations under the joint venture agreement.



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EITF 00-04 is applicable in this instance because at the time the LLC was formed, the minority interest holder and the Company entered into a contract related to the LLC's equity shares and both the call option and the put option are on the same terms. Since EITF 00-06 addresses freestanding derivative contracts that are indexed to, and sometimes settled in, the stock of a consolidated subsidiary, it is not applicable in this case.

Paragraph 16 of EITF 00-04 requires that embedded put and call options which are not mandatorily redeemable be accounted for as a financing of the minority interest and that the parent consolidate 100 percent of the subsidiary. The contracted minimum purchase price was measured at present value and is accreted to the future purchase price amount through charges to interest expense, in accordance with paragraph 16 of EITF 00-04.

STAFF COMMENT:

2. We note that you intend to expand your disclosures related to derivative commodity instruments in the footnotes to the financial statements. Please provide us with a draft of the disclosure you propose to include in future filings. Additionally, we understand you classify changes in fair values of your futures contracts and interest rate swaps in cost of sales and interest expense, respectively. In your expanded disclosure, please identify the line item classification as your current disclosure simply states these amounts are included in net earnings.

MANAGEMENT RESPONSE:

As noted in our response letter dated December 20, 2005, the Company stated that it will expand its disclosure in Note 1 of Notes to Consolidated Financial Statements related to derivative commodity instruments in future Form 10-K filings to include a description of the commodities hedged and the risk management policy established to limit the use of hedging derivatives. The expanded disclosure will also include the specific line item classification for futures contracts and interest rate swaps. A draft of Note 1 of Notes to the Consolidated Financial Statements for the Company's December 31, 2005 Form 10-K is as follows:

      DERIVATIVE COMMODITY INSTRUMENTS In the normal course of operations, the Company purchases commodities such as milk, butter and soybean oil in the Dairy Foods segment; soybean meal and corn in the Feed segment; and soybeans in the Seed segment. Derivative commodity instruments, consisting primarily of futures contracts offered through regulated commodity exchanges, are used to reduce exposure to changes in commodity prices. These contracts are not designated as hedges under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The futures contracts are marked-to-market each month and gains and losses ("unrealized hedging gains and losses") are recognized in cost of sales. The Company has established formal position limits to monitor its hedging activities and generally does not use derivative commodity instruments for speculative purposes.

      The Company uses interest rate swaps to help manage its exposure to interest rate fluctuations. The objective of the swaps is to maintain an appropriate balance between fixed and floating rate exposures. Changes in the fair value of the interest rate swaps designated and effective as fair value hedges are recorded as an adjustment to interest expense and are offset by the fair value adjustment to the underlying hedged debt.



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The Company will continue to make the disclosures related to derivative commodity instruments similar to those set forth in Note 10 on page 82, Note 13 on page 83 and Note 22 on page 92 of Notes to the Consolidated Financial Statements included in the annual report on Form 10-K for 2004.

STAFF COMMENT:

3. We have reviewed your response to comment 11 of our letter dated November 30, 2005 and understand that your disclosure stating no amounts are outstanding as of December 31, 2004 refers to the amounts outstanding at the QSPE owed to CoBank. We also understand that you have $362,123 and $181,320 in notes receivable from the QSPE as of December 31, 2004 and 2003. Please tell us the amount of trade receivables balance outstanding held by the QSPE as of December 31, 2004 and 2003. We note these trade receivables serve as the funding for your note receivables as no amounts are due to CoBank. In your response, please also identify the amount of reserves retained in your financial statements for potential losses on collection of the note receivable from the QSPE. Confirm that these reserve amounts and the related activity are included in the disclosures in note 25 on page 93.

MANAGEMENT RESPONSE:

As of December 31, 2004 and 2003, the QSPE held outstanding trade receivables of $357,640 and $193,051, respectively. The QSPE also held notes payable to the Company of $362,123 and $181,320, respectively, as of December 31, 2004 and 2003. Since there were no outstanding amounts due to CoBank at December 31, 2004, the difference between the note payable to the Company and the accounts receivable held at the QSPE is due to cash collections received and applied to the receivables balance but not yet remitted to the Company under the Note. At December 31, 2003, the QSPE had $20 million outstanding due to CoBank which was used to pay a portion of the Note Payable to the Company. After adjusting for this Note balance, the remaining difference between the QSPE's trade receivables balance and the amount due to the Company is attributable to cash applied to the receivables but not yet remitted to the Company under the Note.

The Company's allowance for doubtful accounts reserve as of December 31, 2004 and 2003 includes $7,674 and $7,941, respectively, for potential losses on collection of the notes receivable from the QSPE. These reserve amounts and related activity are included in the disclosures in Note 25 of Notes to the Consolidated Financial Statements on page 93.

STAFF COMMENT:

4. We understand you intend to expand your disclosures under paragraph 17(f)(2) of SFAS 140 related to the securitization facility as discussed in your response to comment 12 of our letter dated November 30, 2005. Paragraph 17(f)(4) of SFAS 140 states cash flows between the transferor and the QSPE should be disclosed. Such cash flows would include the identification of amounts received from the QSPE from new sales of trade receivables and from collections under current notes receivable outstanding during each period presented in the financial statements. We believe your proposed disclosure should include a discussion of all related cash flows between you and the QSPE. Additionally, based on your response to comment 11, we believe you should clarify your disclosure regarding the amounts outstanding under the receivables purchase outstanding. Please provide us with the proposed disclosure you intend to include in future filings.



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MANAGEMENT RESPONSE:

As noted in the response letter dated December 20, 2005, the Company will expand its disclosure concerning the securitization facility in its Notes to Consolidated Financial Statements in future filings. Specifically, the Company will address characteristics of the securitization facility, including the business purpose for the facility. Additional disclosures of the cash flows between the QSPE and the Company for each period presented will also be included. In addition, the Company will clarify that the amounts outstanding refer to amounts owed by the QSPE to CoBank. The proposed disclosure in Note 5 of Notes to Consolidated Financial Statements is as follows:

      In December 2001, the Company established a $100 million (expanded to $200 million in 2004) receivables purchase facility with CoBank, ACB ("CoBank") in an effort to reduce the Company's overall financing costs. A wholly-owned, unconsolidated special purpose entity ("SPE") was established for the limited purpose of purchasing and obtaining financing for these receivables. The transfers of the receivables from the Company to the SPE are structured as sales; accordingly, the receivables transferred to the SPE are not reflected in the Company's consolidated balance sheets. The Company sells the receivables to the SPE in exchange for a note equal to the present value of the receivables, adjusted for risk of loss. Amounts owing on the note are paid back to the Company upon collection of the receivables by the SPE or when the SPE enters into borrowings with CoBank. Accordingly, cash flows between the Company and the SPE represent collections on the notes receivable outstanding, which were $5,658.4 million and $2,606.2 million in 2004 and 2003, respectively. The Company is subject to credit risk related to the repayment of the notes receivable with the SPE, which, in turn, is dependent upon the collection of the SPE's receivables pool. The Company has retained reserves for estimated losses. The Company expects no significant gains or losses from the facility. At December 31, 2004, the SPE had no borrowings outstanding with CoBank under this facility and at December 31, 2003, the SPE had $20.0 million of outstanding borrowings with CoBank.

STAFF COMMENT:

5. Tell us where you have classified the cash flows relating to your receivables purchase facility in your statements of cash flows.

MANAGEMENT RESPONSE:

The Company reports the cash flows relating to the receivables purchase facility in "Net cash provided by operating activities" as a change in receivables. Such classification is consistent with comments made by the SEC at the 2004 AICPA National Conference on current SEC and PCAOB developments.

STAFF COMMENT:

6. In your response to comment 14 of our letter dated November 30, 2005, we understand you believe the purchase of Land O' Lakes Farmland Feed LLC should be considered on a step-by-step basis. You state that an analysis of the fair value of net assets acquired was performed to determine how to allocate the $37.1 million in negative goodwill from your purchase of the remaining 8% in 2004 and concluded it should be allocated in its entirety to reduce the goodwill recognized in the two previous purchases in 1999 and 2001. Please tell us to what extent the results of this analysis performed in 2004 indicated the previously recognized goodwill balance of $137.5 million was impaired in prior periods and why such impairments were not previously recorded.


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MANAGEMENT RESPONSE:

As of December 31, 2000, the Company owned 69% of Land O'Lakes Farmland Feed LLC. Farmland Industries, Inc. ("Farmland") owned the other 31%. In 2001, the Company acquired Purina Mills, Inc. and contributed the entire business to Land O'Lakes Farmland Feed LLC, thereby increasing its ownership in the LLC from 69% to 92%. The Company recorded $137.5 million of goodwill related to the Purina Mills acquisition and assigned it to the Company's Feed segment.

The LLC's minority holder, Farmland, filed for Chapter 11 bankruptcy protection on May 31, 2002. As part of its reorganization, Farmland sought to liquidate its investment in the LLC. The potential market for Farmland's minority interest was severely limited given the inherent lack of voting power represented by an 8% member and by the fact that the joint venture guaranteed the Company's senior debt facilities and had pledged substantially all of its assets as collateral in support of certain of such facilities. In addition, the shares representing the minority interests were themselves pledged as collateral to support those same facilities. Given these conditions, the Company was able to purchase Farmland's 8% minority interest at a price below book value, which resulted in negative goodwill. The Company's 2004 and 2003 goodwill impairment tests, which were performed in accordance with SFAS 142, indicated no impairment for the Feed reporting unit, which consists primarily of the goodwill acquired through the Purina Mills acquisition.

CLOSING COMMENT:

In connection with our responses to the SEC's comments above, we acknowledge that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff's questions. If you have any further comments or questions, please contact me at (651) 481-2710. Thank you for your time and consideration.

Sincerely,




/s/ Daniel Knutson
Senior Vice President and Chief Financial Officer

Cc:      Mr. Ryan Milne
         Ms. Shannon Buskirk



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